PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

October 24, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	PennTex Midstream Partners LP
Registration Statement on Form S-1
Filed September 30, 2014
File No. 333-199020

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 9, 2014 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed by the Partnership on September 30, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 1 to the Registration Statement with the Commission.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Estimated Cash Available for Distribution through March 31, 2016, page 56

Assumptions and Considerations, page 59

General and Administrative Expense, page 64

1.	We note your response to comment 18 of our letter dated September 24, 2014. For each of the four quarters ending March 31, 2016 you estimate general and administrative expenses of $0.9 million, which would equate to an annual expense of $3.6 million versus $3.8 million. Please advise.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the estimated general and administrative expense for the twelve months ending March 31, 2016 is approximately $3.75 million and approximately $0.9375 million for each quarter within the forecast period. Accordingly, as described in “Basis of Presentation” on page v of the Registration Statement, we have presented in the Registration Statement the annual expense rounded up to $3.8 million and the quarterly expense rounded down to $0.9 million.

2.	Please include your disclosure of assumptions related to general and administrative expenses for the three months ended March 31, 2015 under the general and administrative heading rather than under the depreciation and amortization heading. Also, please disclose your assumptions related to taxes, other than income taxes for the three months ended March 31, 2015.

Response: The Partnership acknowledges the Staff’s comment and has revised page 64 of the Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis, page 82

Working Capital, page 89

3.	We note your answer to comment 21 in our letter dated September 24, 2014. While we note that your revolving credit facility will be available to address increases in your working capital needs, please further clarify why you believe that a portion of the net proceeds retained from this offering and your anticipated cash flows from operations will be sufficient to meet your liquidity needs. In this regard, we continue to note the staggered projected in-service dates for your initial assets, as well as the expected changing nature of your working capital needs throughout the construction and operationalization of your assets.

Response: The Partnership acknowledges the Staff’s comment and has revised page 89 of the Registration Statement to address the Staff’s comment.

*    *    *    *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC,
its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Chief Financial Officer

Cc:	Stephen M. Moore

PennTex Midstream Partners, LP

Ryan J. Maierson

Latham & Watkins LLP

Douglas E. McWilliams

Vinson & Elkins L.L.P.

D. Alan Beck

Vinson & Elkins L.L.P.